Exhibit 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Fiscal Year Ended
	October 29, 2016		October 31, 2015		November 1, 2014		October 26, 2013		October 27, 2012
Earnings from continuing operations before taxes	$262,038		$439,051		$353,621		$330,461		$224,401
Adjustments:
Add fixed charges from continuing operations	54,901		59,949		41,401		60,698		55,745
Earnings before taxes and fixed charges	$316,939		$499,000		$395,022		$391,159		$280,146
Fixed charges:
Interest expense	$49,327		$55,578		$36,757		55,261		$52,488
Interest component of rent expense	5,574		4,371		4,644		5,437		3,257
Total fixed charges from continuing operations	$54,901		$59,949		$41,401		$60,698		$55,745
Ratio of earnings to fixed charges (1)	5.8	x	8.3	x	9.5	x	6.4	x	5.0	x
Coverage deficiency	—		—		—		—		—

(1)
The ratio of earnings to fixed charges was computed by dividing earnings from continuing operations before taxes and fixed charges, by total fixed charges from continuing operations for the periods indicated. Fixed charges from continuing operations include (i) interest expense and capitalization and amortization of debt discount and issuance costs on all indebtedness and (ii) one-third of all rental expense, which the Company considers to be a reasonable approximation of the interest factor included in rental expense.